ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

GENE NEWTON (57)-As Chairman of the Board, Mr. Gene Newton is highly qualified and experienced, utilizing his MBA in Finance and also having a Physical Education sub-major. Mr. Newton was born in Oxnard, California, and has lived in California since May 14, 1946. His combination of education, business experience, and surrounding himself with experienced personnel has brought him to the position of Chairman of the Board and Chief Operating Officer.

His contribution of bringing to RCC Holdings, Corp. the subsidiary of IRC certainly displays his conservative direction, which indicates the potential of a high growth corporation. The above Director was appointed to serve his/her term to the next annual meeting of the stockholders and holds no proxy statements, nor has the Director been convicted of a misdemeanor or felony.

LUCINDA NEWTON (42)-As a member of the Board of Directors, Lucinda, Gene Newton's wife, adds to the potential of excellent direction due to the fact that Mrs. Newton carries an MBA in Education and is currently employed full-time by the Alta Loma School District, soon to be promoted to the position of being the school Principal. She also has been a long standing resident of the state of California. The above Director was appointed to serve his/her term to the next annual meeting of the stockholders and holds no proxy statements, nor has the Director been convicted of a misdemeanor or felony.

JASON MAJESKI (24)-With his education at Robert Morris University, Jason brings diversified youthful aggression towards business growth, having experience with a small start-up company after leaving college. He is able to express powerful economical thought, along with conservative training, which he is able to assist in carrying forth the process of directing a company similar to the rise of the early morning sun. His talents in computer electronics, professionalism, and work ethic will surely contribute to the overall profitability of the company. The above Director was appointed to serve his/her term to the next annual meeting of the stockholders and holds no proxy statements, nor has the Director been convicted of a misdemeanor or felony.

There are no short term or long-term incentive plans for any director or executive officer or any other compensation than the stated salary below.